UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023.

_____________________

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 14, 2023, ADC Therapeutics SA (the “Company”) held its annual general meeting. The final results of each of the agenda items submitted to a vote of the shareholders are below:

•	Item 1: 2022 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports. The shareholders approved the 2022 Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2022 and acknowledged the Auditors’ Reports. The shareholders approved this item with 51,513,133 votes (99.93% of all common shares represented) in favor, 12,446 votes (0.02%) against and 23,456 (0.05%) abstentions.

•	Item 2: Discharge of the members of the Board of Directors and the Executive Committee. The shareholders approved the discharge of the members of the Board of Directors and the Executive Committee from liability for the financial year 2022. Members of the Board of Directors and of the Executive Committee are not authorized to participate in the vote on the discharge with their own shares or shares represented by independent proxy. These common shares are deemed not to be represented for purposes of this agenda item. The shareholders approved this item with 47,701,646 votes (94.57% of all common shares represented) in favor, 2,659,720 votes (5.27%) against and 76,618 (0.15%) abstentions.

•	Item 3: Appropriation of 2022 Financial Result. The shareholders approved that the loss for the year 2022 in the amount of CHF 128,137,052 be carried forward, resulting in total loss of CHF 968,963,858 to be carried forward. The shareholders approved this item with 51,455,963 votes (99.82% of all common shares represented) in favor, 56,120 votes (0.11%) against and 36,952 (0.07%) abstentions.

•	Item 4: Re-election of the Chairman; election and re-election of the Members of the Board of Directors. The shareholders approved the re-election of Ron Squarer, Jean-Pierre Bizzari, Peter Hug, Ameet Mallik, Viviane Monges, Thomas Pfisterer, Tyrell Rivers, and Victor Sandor for a term of office until the completion of the 2024 Annual General Meeting and the election of Robert Azelby as a new member of the Board of Directors for a term of office until the completion of the 2024 Annual General Meeting.

o	The shareholders approved the re-election of Ron Squarer with 50,616,887 votes (98.19% of all common shares represented) in favor, 898,616 votes (1.74%) against and 33,532 (0.07%) abstentions.

o	The shareholders approved the re-election of Jean-Pierre Bizzari with 48,035,211 votes (93.18% of all common shares represented) in favor, 3,504,732 votes (6.80%) against and 9,092 (0.02%) abstentions.

o	The shareholders approved the re-election of Peter Hug with 50,860,076 votes (98.67% of all common shares represented) in favor, 130,291 votes (0.25%) against and 558,668 (1.08%) abstentions.

o	The shareholders approved the re-election of Ameet Mallik with 51,280,878 votes (99.48% of all common shares represented) in favor, 252,122 votes (0.49%) against and 16,035 (0.03%) abstentions.

o	The shareholders approved the re-election of Viviane Monges with 48,031,553 votes (93.17% of all common shares represented) in favor, 3,472,301 votes (6.74%) against and 45,181 (0.09%) abstentions.

o	The shareholders approved the re-election of Thomas Pfisterer with 51,405,789 votes (99.72% of all common shares represented) in favor, 98,040 votes (0.19%) against and 45,206 (0.09%) abstentions.

o	The shareholders approved the re-election of Tyrell Rivers with 51,405,147 votes (99.72% of all common shares represented) in favor, 98,724 votes (0.19%) against and 45,164 (0.09%) abstentions.

o	The shareholders approved the re-election of Victor Sandor with 51,258,325 votes (99.44% of all common shares represented) in favor, 249,780 votes (0.48%) against and 40,930 (0.08%) abstentions.

o	The shareholders approved the election of Robert Azelby with 51,331,262 votes (99.57% of all common shares represented) in favor, 126,562 votes (0.25%) against and 91,211 (0.18%) abstentions.

Below is Mr. Azelby’s biography:

Robert Azelby served as president and chief executive officer of Eliem Therapeutics, Inc., a publicly traded clinical stage neuroscience company focused on neuronal excitability disorders, from October 2020 to February 2023. Prior to that, Mr. Azelby served as the chief executive officer of Alder BioPharmaceuticals, Inc. from June 2018 until its acquisition by H. Lundbeck in 2019. From November 2015 to May 2018, Mr. Azelby served as executive vice president, chief commercial officer of Juno Therapeutics, Inc. Prior to that, Mr. Azelby served in various positions at Amgen Inc., including vice president and general manager, oncology, vice president, Amgen oncology sales, vice president, commercial effectiveness unit and general manager of Amgen Netherlands. Mr. Azelby currently serves on the board of directors of Clovis Oncology, Inc. and Chinook Therapeutics. He previously served on the board of directors of Eliem Therapeutics, Alder BioPharmaceuticals, Cascadian Therapeutics, Inc. and Immunomedics Inc. Mr. Azelby holds a B.A. in Economics and Religious Studies from the University of Virginia and an M.B.A. from Harvard Business School.

There are no family relationships between Mr. Azelby or any of our directors or executive officers. There are no related-party transactions between the Company and Mr. Azelby that would require disclosure under Item 7.B. of Form 20-F, other than customary indemnification arrangements applicable to all of our directors and compensatory arrangements that will be disclosed in our Annual Report for the year ended December 31, 2023.

•	Item 5: Re-election of the members of the Compensation Committee. The shareholders approved the re-election of Peter Hug and the election of Victor Sandor and Robert Azelby as members of the Compensation Committee, each for a term of office until the completion of the 2024 Annual General Meeting.

o	The shareholders approved the re-election of Peter Hug with 48,924,783 votes (94.91 % of all common shares represented) in favor, 2,072,977 votes (4.02%) against and 551,275 (1.07%) abstentions.

o	The shareholders approved the election of Victor Sandor with 51,241,102 votes (99.40% of all common shares represented) in favor, 273,255 votes (0.53%) against and 34,678 (0.07%) abstentions.

o	The shareholders approved the election of Robert Azelby with 51,327,927 votes (99.57% of all common shares represented) in favor, 144,805 votes (0.28%) against and 76,303 (0.15%) abstentions.

•	Item 6. Re-election of the Independent Proxy. The shareholders approved the election of the notary firm PHC Notaires, in Lausanne, Switzerland, as independent proxy for a term of office until the completion of the 2024 Annual General Meeting. The shareholders approved this item with 51,440,725 votes (99.79% of all common shares represented) in favor, 76,730 votes (0.15%) against and 31,580 (0.06%) abstentions.

•	Item 7. Re-election of the Statutory Auditor. The shareholders approved the re-election of PricewaterhouseCoopers SA as the statutory auditors for the financial year 2023. The shareholders approved this item with 51 ,479,930 votes (99.87% of all common shares represented) in favor, 48,492 votes (0.09%) against and 20,613 (0,04%) abstentions.

•	Item 8. Approval of the Compensation of the Board of Directors and the Executive Committee. The shareholders approved a maximum aggregate amount of compensation for the members of the Board of Directors of USD 2,500,000 for the period from the 2023 Annual General Meeting to the 2024 Annual General Meeting, a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 3,500,000 for the financial year 2024 and a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 11,000,000 for the current financial year 2023.

o	The shareholders approved the maximum aggregate amount of compensation for members of the Board of Directors with 45,614,458 votes (88.49% of all common shares represented) in favor, 5,881,143 votes (11.41%) against and 53,434 (0.10%) abstentions.

o	The shareholders approved the maximum aggregate amount of fixed compensation for members of the Executive Committee with 51,053,083 votes (99.04% of all common shares represented) in favor, 454,489 votes (0.88%) against and 41,463 (0.08%) abstentions.

o	The shareholders approved the maximum aggregate amount of variable compensation for members of the Executive Committee with 45,577,100 votes (88.42% of all common shares represented) in favor, 5,888,121 votes (11.42%) against and 83,814 (0.16%) abstentions.

•	Item 9: Capital Range. The shareholders approved the proposed capital range with 45,865,530 votes (88.98% of all common shares represented) in favor, 5,578,326 votes (10.82%) against and 105,179 (0.20%) abstentions.

Pursuant to new Article 4a (Capital Range) of the Articles of Association, the Board of Directors is allowed to increase the Company’s share capital by up to 50% of the current share capital and to decrease the Company’s share capital to a level not lower than the current share capital. The capital range will expire five years after its adoption. Shareholders of a Swiss corporation have a preemptive right to subscribe for new shares, which can, however, be excluded for reasons specified in the Articles of Association.

•	Item 10. Amendment to the Articles of Association: Board Size. The shareholders approved the amendment to the Articles of Association to reduce the maximum size of the Board of Directors from 12 to 9 members with 51,451,733 votes (99.81% of all common shares represented) in favor, 56,210 votes (0.11%) against and 41,092 (0.08%) abstentions.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-267293, 333-267295 and 333-270570) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: June 14, 2023

	By:	/s/ Peter J. Graham
	Name:	Peter J. Graham
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Articles of Association of ADC Therapeutics SA